SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Nautilus Biotechnology, Inc.
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
63909J 108
(CUSIP Number)

Sujal Patel 2701 Eastlake Avenue East Seattle, Washington 98102 (206) 333-2001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:

Robert F. Kornegay Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300
February 27, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63909J 108

1	NAMES OF REPORTING PERSON Sujal Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,133,697 (1)
	8	SHARED VOTING POWER 1,814,035(2)
	9	SOLE DISPOSITIVE POWER 17,133,697(1)
	10	SHARED DISPOSITIVE POWER 1,814,035(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,947,732(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Consists of 10,014,488 shares of Common Stock directly owned by Sujal Patel, 5,280,476 shares of Common Stock directly owned by PFV I, LLC (“PFV”) and a total of 1,838,733 shares of Common Stock issuable upon exercise of options. Of such options to purchase shares, 543,847 shares shall be vested and exercisable within 60 days of February 27, 2023. Mr. Patel has sole voting and dispositive power over the shares held by PFV and is the manager of PFV.

(2)	Consists of 1,814,035 shares of Common Stock directly owned by the Sujal Patel 2020 Children’s Trust, u/a/d December 3, 2020 (the “Patel Trust”). Mr. Patel and his spouse share voting and dispositive power over the shares held by the Patel Trust and each of Mr. Patel and his spouse is a trustee of the Patel Trust.
(3)	Based on the quotient obtained by dividing (a) the aggregate number of shares of Common Stock beneficially owned by Mr. Patel by (b) the sum of (i) 124,866,392 shares of Common Stock outstanding as of January 31, 2023, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 23, 2023, and (ii) the 1,838,733 shares of Common Stock issuable upon exercise of options held by Mr. Patel. The aggregate number of shares of Common Stock beneficially owned by Mr. Patel as set forth in clauses “(a)” and “(b)” of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of Mr. Patel.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 16, 2021 (the “Schedule 13D”) by Sujal Patel (the “Reporting Person”) relating to the Common Stock of Nautilus Biotechnology, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 5. Interest in Securities of the Issuer.
Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:
(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 18,947,732 shares of Common Stock, or 15.0% of the Issuer’s outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 124,866,392 shares of Common Stock outstanding as of January 31, 2023 plus 1,838,733 shares of Common Stock issuable upon exercise of options held by the Reporting Person.

543,847 of the Reporting Person’s options to purchase shares of Common Stock are exercisable within 60 days of February 27, 2023. The unvested options to purchase shares of Common Stock vest over time subject to the Reporting Person’s continued service through each vesting date. If, during the period beginning three months before a change in control through the one-year anniversary of a change in control, the Reporting Person’s employment with the Issuer is terminated either (x) by the Issuer without cause, and excluding by reason of the Reporting Person’s death or disability or (y) by the Reporting Person for good reason, then 100% of any unvested shares shall immediately vest.

(b) The Reporting Person and the Reporting Person’s spouse share voting and dispositive power with respect to 1,814,035 shares of Common Stock owned by the Patel Trust. The Reporting Person has sole voting and dispositive power with respect to 15,294,964 shares of Common Stock and options to purchase 1,838,733 shares of Common Stock.

(c) On February 27, 2023, the Reporting Person was granted an option to purchase 650,000 shares of the Issuer’s Common Stock. Except for such option grant, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 1, 2023

Sujal Patel

By:	/s/ Sujal Patel
Name:	Sujal Patel